UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Acquires Majority Interest in Asset Management Finance Corporation

Zurich, August 26, 2008 Credit Suisse Group today announced the acquisition on behalf of its Alternative Investments business of a majority interest in Asset Management Finance Corporation (AMF) from National Bank of Canada’s merchant banking subsidiary (National Bank). Credit Suisse Group will acquire over 80% of AMF for USD 384 million of newly issued Credit Suisse Group stock.

AMF provides capital to asset managers in exchange for a passive, non-voting, limited term interest in a manager’s future revenues.

Founded in 2003 and headquartered in New York, AMF provides asset management firms with capital while allowing them to maintain their ownership, independence and operational autonomy. Since its formation, AMF has completed 12 transactions with both traditional and alternative managers with aggregate assets under management of approximately USD 50 billion. AMF’s investments are diversified across a broad range of strategies including emerging markets, large and small cap equities, real estate, currency, timber and wealth management. The firm’s capital has been used by asset managers seeking funding for a broad range of initiatives including owner liquidity, internal equity transfers, management buy-outs and other strategic objectives.

Norton Reamer, AMF’s President and CEO, and the AMF management team will remain in place, retain an equity position and continue to oversee the day-to-day business. National Bank and Tokio Marine & Nichido Fire of Japan have elected to continue to participate with Credit Suisse in AMF’s future growth and be represented on its board.

Brian Finn, Chairman of Credit Suisse’s Alternative Investments business, said: “This transaction is consistent with our strategy of adding leading investment businesses to our platform. AMF has a significant pipeline due to the demand for capital from a significant number of high-quality asset managers. In addition, AMF has significant opportunities for growth outside the US. We look forward to leveraging our single-center of excellence model to expand and grow AMF’s business. We warmly welcome Norton and his team to the Credit Suisse family.”

Norton Reamer said: “AMF has made great strides in its first five years, and this is an exciting new stage in our evolution. Having Credit Suisse as a partner will bring global resources and scale to AMF and its partner firms and we are excited to be associated with this world-class organization. Our partnership with Credit Suisse will strengthen our ability to identify and attract exceptional investment managers with strong growth potential. It is a win-win for all.”

Credit Suisse’s Alternative Investments business has a number of strategic relationships with industry leaders around the world, including Ospraie, Abu Dhabi Future Energy Company, Mubadala Development, Gulf Capital Partners, China Renaissance Capital Investment, GE (Global Infrastructure Partners), and a

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August 26, 2008 Page 2/3

partnership with a leading team of professionals focused on private equity investment opportunities in Latin America.

The transaction has already received all necessary regulatory approvals and will close in the course of today.

Information

Media Relations Credit Suisse, tel. +41 844 33 88 44, media.relations@credit-suisse.com

Suzanne Fleming, Media Relations New York, tel. +1 212 325 7396, suzanne.fleming@credit-suisse.com

Investor Relations Credit Suisse, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 49,000 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Asset Management

In its asset management business, Credit Suisse offers products across the full spectrum of investment classes, ranging from equities, fixed income and multi-asset class products, to alternative investments such as real estate, hedge funds, private equity and volatility management. Credit Suisse’s asset management business manages portfolios, mutual funds, and other investment vehicles for a broad spectrum of clients ranging from governments, institutions and corporations to private individuals. With offices focused on asset management in 23 countries, Credit Suisse’s asset management business is operated as a globally integrated network to deliver the bank’s best investment ideas and capabilities to clients around the world.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

Credit Suisse Alternative Investments (CS AI) is a leading global alternative asset manager involved in private equity, hedge funds and related activities. The CS AI businesses include Funds and Alternative Solutions, Leveraged Investments, Quantitative Strategies, and Volaris as well as a diverse family of private equity funds, including leveraged buyout funds, mezzanine funds, core and opportunity real estate funds, secondary funds and private equity fund of fund businesses. With over USD 167 billion in managed assets and exceptional investment performance, Credit Suisse is one of the world’s largest and most successful managers of alternatives. CS AI is also the world’s leading placement agent in alternative assets, raising capital for third-party managers through its Private Fund Group and Real Estate Private Fund Group. The CS AI businesses have more than a 20-year history of strong investment performance, with leading market share positions.

Asset Management Finance Corporation

AMF offers an innovative investment technique for asset management firms seeking funding for owner liquidity, internal equity transfers, expansion efforts or other capital needs. AMF’s structure provides capital in exchange for a limited term interest in a firm’s future revenues. AMF holds passive, non-voting revenue share interests in a diversified group of asset managers. Asset managers retain complete control and the majority of their firm’s revenues during the transaction term with 100% of the economic benefits reverting to the owners when AMF’s interest expires. This arrangement gives asset managers the ability to realize embedded franchise value without sacrificing ownership or management control. Investors in Asset Management Finance include Credit Suisse, Proctor NBF Capital Partners (through a subsidiary of National Bank Financial Inc.), Tokio Marine & Nichido Fire Insurance Co., Ltd., and AMF management. AMF has offices in New York and Boston. For more information, please visit www.AMFinance.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;

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•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2008 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: August 28, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse